

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

January 10, 2011

Mr. E. Joseph Grady
Chief Financial Officer
Crimson Exploration Inc.
717 Texas Avenue, Suite 2900
Houston TX 77002

       Re: **Crimson Exploration Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 16, 2010
            File No. 001-12108

Dear Mr. Grady:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Karl Hiller
                  Branch Chief